

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Robert W. Hesslein
General Counsel
Voyager Therapeutics, Inc.
75 Sidney Street,
Cambridge, Massachusetts
02139

> **Re:** **Voyager Therapeutics, Inc.**
> **Form 10-Q**
> **Exhibit No. 10.1**
> **Filed November 9, 2020**
> **File No. 001-37625**

Dear Mr. Hesslein:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance